October 21, 2010

By EDGAR and by Facsimile (703-813-6985)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-4561

Attn:	Kevin L. Vaughn
Accounting Branch Chief

Re:	TESSCO Technologies Incorporated
Form 10-K for the fiscal year ended March 29, 2009
Filed May 27, 2009
Form 10-K for the fiscal year ended March 28, 2010
Filed May 27, 2010
File No. 1-33938

Dear Mr. Vaughn:

This letter responds to the comment letter dated October 7, 2010, from the Staff of the United States Securities and Exchange Commission (the “Commission”), regarding (i) the Annual Report on Form 10-K for the fiscal year ended March 29, 2009, filed by TESSCO Technologies Incorporated (the “Company”), with the Commission on May 27, 2009 (the “2009 Filing”) and (ii) the Annual Report on Form 10-K for the fiscal year ended March 28, 2010, filed by the Company, with the Commission on May 27, 2010 (the “2010 Filing”, and together with the 2009 Filing, the “Filings”).  For your convenience, the Staff comment has been reproduced and appears in italics below, and is followed by the Company’s response.

Form 10-K for fiscal year ended March 29, 2009
Form 10-K for fiscal year ended March 28, 2010

1.                                      Comment:  We note your response to our prior comments 1 and 2.  However, it is unclear whether the agreements provided are complete.  Please confirm, if true, that the agreements have been provided in their entirety.  If they have not, please provide us with complete copies of the agreements, including full exhibits, appendices and schedules.

RESPONSE:

In response to the Staff’s comment, the Company has reviewed its prior submission to the Staff and has determined that the original agreements were provided to the Staff in their entirety.  However, one schedule and two appendices to certain amendments to the original agreements were initially exchanged between the parties in electronic format and were not included with the prior submission.  Therefore, representative hard copies of each are being separately submitted to the Staff.  Schedules, exhibits and appendices, as submitted, are reflective of circumstances evident at the time of execution of the respective agreements or the applicable amendment, and in some cases have been updated in the ordinary course pursuant to procedures in the agreements, without amendment. Confidential treatment of the separately delivered hard copies has been requested pursuant to 17 C.F.R. Section 200.83.

*          *          *

In addition, the Registrant hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (410) 229-1380.

Sincerely,

/s/ David M. Young

David M. Young
Senior Vice President and Chief Financial Officer

cc:	Russell Mancuso, Esquire (via facsimile (703-813-6985))
Daniel Morris, Esquire (via facsimile (703-813-6985))
Allicia Lam, Esquire (via facsimile (703-813-6985))
Douglas M. Fox, Esquire